SEC FILE NUMBER:001-41506

CUSIP NUMBER: 37962G 102; 37962G 110; :37962G 201; 37962G 128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GLLOBAL STAR ACQUISITION INC.

Full Name of Registrant

Former Name if Applicable

1641 International Drive Unit 208

Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if Needed)

On November 14, 2022, the Registrant filed a Notification of Late Filing on Form 12b-25 (the “Original Form 12b-25”) reporting that it required additional time to complete its Third Quarter Financials on Form 10-Q for the period ended September 30, 2021 (the “Form 10-Q”) principally because the Company was in the process of preparing the financial statements for the quarter ended September 30, 2022 but needed additional time to complete such financial statements. This amendment to the Original Form 12b-25 is being filed to report that the Registrant will not be filing such Form 10-Q within the within five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended. To date, the Registrant has been unable, without unreasonable effort or expense, to complete the Form 10-Q, and its independent auditors have been unable to complete the review thereof. The Registrant is continuing in its efforts to file the Form 10-Q as soon as reasonably practicable and expects to do so by December 1, 2022. As a result of this failure to file Form 10-Q, the Registrant anticipates that it will receive a corresponding notice of non-compliance from the Nasdaq. The Registrant anticipates that the notice from the Nasdaq will have a grace period within which to file the Form 10-Q and regain compliance with the Nasdaq Listing Rules and that the Registrant will file the Form 10-Q within the grace period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Anthony Ang	703	790-0717
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GLOBAL STAR ACQUISITION INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 21, 2022	By:	/s/ Anthony Ang
		Name:	Anthony Ang
		Title:	Chief Executive Officer